UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under The Securities Exchange Act of 1934

ScanSys Inc.
F/K/A APEX 7 Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Richard Chiang

460 Brannan Street, Suite 78064

San Francisco, CA 94107

Telephone: (415) 713 6957

Email: rchiang8@gmail.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 25, 2013

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Richard Chiang

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

1

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

(14)	TYPE OF REPORTING PERSON

IN

2

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of ScanSys Inc. F/K/A APEX 7 Inc., a Delaware corporation, with its principal place of business located at  207 Crystal Grove Blvd, Suite 102 Lutz, FL. 33548.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name: Richard Chiang

(b) Address: 460 Brannan Street, Suite 78064 San Francisco, CA 94107

(c) Business consultant and private investor

(d) None.

(e) None.

(f) Citizenship: USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Richard Chiang, sold 10,000,000 shares of the Issuer in a private transaction to ScanSys Inc. and received the sum of $40,000 in cash.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 10,000,000 shares of common stock of the Issuer by Reporting Person Richard Chiang to ScanSys Inc. The transaction closed on April 25, 2013.

On April 25, 2013, the Registrant accepted the resignations of Richard Chiang as the Registrant’s President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors. These resignations are in connection with the consummation of the Share Purchase Agreement with ScanSys Inc and was not the result of any disagreement with Registrant on any matter relating to Registrant's operations, policies or practices. Effective as of the same date, to fill the vacancies created by Richard Chiang’s resignations, the Registrant elected and appointed David M. Ellis as President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors of the Registrant. In addition, effective the same date, the Registrant appointed Jason Kristowski as Chief Operating Officer and a member of the Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Applicable to the date of the above action, Richard Chiang beneficially owned no shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None. The Registrant filed a Current Report on Form 8-K April 26, 2013 as Exhibit 10.1.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2016

Signature:

/s/ Richard Chiang

Richard Chiang

4